Exhibit S

TRANSACTIONS

The following table sets forth all transactions with respect to Shares effected in the last sixty days by the Reporting Persons or on behalf of the Reporting Persons in respect of the Shares, inclusive of any transactions effected through 4:00 p.m., New York City time, on April 20, 2017. All such transactions were purchases of Shares effected in the open market, and the table includes commissions paid in per share prices.

Fund	Trade Date	Transaction	Shares Bought	Per Unit Cost	Security
Marcato Special Opportunities Master Fund LP	3/01/2017	Buy	6,500	$155.68	Common Stock